AMERICA MOVIL'S FOURTH QUARTER OF 2002 FINANCIAL AND OPERATING REPORT

Mexico City, January 29th, 2003 - America Movil, S.A. de C.V. ("America Movil") [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the fourth quarter of 2002.

America Movil's subscriber base surpassed the 30 million mark in the fourth quarter, to end 2002 with 31.6 million subscribers. This represented an increase of 21.5% in the year.

Total revenues for 2002 amounted to 57.5 billion pesos, 31.4% more than in 2001; 16.3 billion pesos were obtained in the fourth quarter, resulting in a 40.9% increase year-on-year.

With EBITDA of 5.8 billion pesos in the fourth quarter, EBITDA for the year totaled 20.8 billion pesos, up 57.6% from 2001. The EBITDA margin rose from 30.2% in 2001 to 36.2% in 2002.

Operating profits came in at 3.6 billion pesos in the fourth quarter, bringing the year's total to 12.5 billion pesos, a 47.4% year-on-year increase. Operating profits represented 22.2% of sales in the quarter.

An impairment charge in the amount of 2.1 billion pesos was taken in the fourth quarter of 2002, almost exclusively associated with a write-off of goodwill by CompUSA which affected America Movil through its equity participation in the results of CompUSA. Before this exceptional charge there was a net profit of 4.7 billion pesos in the quarter and 6.7 billion in the year.

Net income came in at 2.6 billion pesos in the fourth quarter and 4.6 billion in 2002 after the impairment charge. This compares to the net loss of 875 million pesos registered in 2001 after extraordinary charges.

The rollout of Telcel's GSM network continued on track: it has established coverage in 70 cities in Mexico. In addition, agreements were reached to deploy GSM networks in both Colombia and Ecuador.

In the fourth quarter America Movil reached an agreement to acquire wireless company Celcaribe, in Colombia. This transaction is expected to close in February 2003.

America Movil Fundamentals

	Jan-Dec 02	4Q02	3Q02
EPS (Mex$)*
Before exceptional items	0.5	0.4	0.02
After exceptional items	0.4	0.2	n.a.
Earnings per ADR (US$)**
Before exceptional items	1.1	0.8	0.04
After exceptional items	0.8	0.4	n.a.
Net Income (millions of Mex$)
Before exceptional items	6,701	4,718	256
After exceptional items	4,601	2,617	n.a.
EBITDA (millions of Mex$)	20,802	5,819	5,772
EBIT (millions of Mex$)	12,485	3,615	3,060
Shares Outstanding	12,916,311,574	12,916,311,574	12,933,389,424
ADRs Outstanding	645,815,579	645,815,579	646,669,471
Exchange Rate Mex$/US$ Period Average:	9.7153	10.2071	9.9301
* Net Income / Total Shares outstanding
** 20 Shares per ADR

Relevant Events

America Movil, through its Brazilian subsidiaries, participated in the auction of licenses to provide wireless services in the 1900 Mhz frequency in various regions of Brazil. The auction was carried out by the Brazilian Government in the month of November. In the process, America Movil obtained licenses to operate in the city of Sao Paulo; in Santa Catarina and Paraná; and in Bahia and Sergipe. The aggregate cost of these licenses is 429 million reais (approximately 1.2 billion pesos).

On December 24th, America Movil reached an agreement with Millicom International Cellular pursuant to which it will acquire from the latter its 95% interest in Colombian wireless company Celcaribe S.A, which operates in the Caribbean region of Colombia. The transaction is expected to close in February 2003. This acquisition will allow America Movil to complete nationwide coverage in Colombia and consolidate its presence in that country.

Also in December, America Movil launched wireless services in Nicaragua through its subsidiary Servicios de Comunicaciones de Nicaragua, S.A., which operates under the PCS Digital brand name. It has put in place a GSM network in the capital city of Managua and will attain nationwide coverage in the first half of 2003.

America Movil completed two financing transactions for nearly 500 million dollars in December and January with a view to improving the maturity profile of its debt and its overall liquidity position. The first of these transactions is a syndicated loan facility arranged by Citibank and Bank of America in the amount of 400 million dollars, in which 13 banks participated. The second one is a floating-rate note placed in the Mexican market, for an amount of 1 billion pesos. America Movil's cash and securities balance is now roughly equal to its short term debt.

America Movil's Subsidiaries & Affiliates as of December 2002

Country	Company	Business	Equity Participation	Consolidation Method
Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Guatemala	Telgua	wireless, wireline	96.0%	Global Consolidation Method
- Ecuador	Conecel	wireless	80.6%	Global Consolidation Method
- Colombia	Comcel(1)	wireless	95.7%	Global Consolidation Method
- U.S.A.	Tracfone	wireless	97.8%	Global Consolidation Method
- Argentina	Techtel	broadband, wireline	60.0%	Global Consolidation Method
- Brazil	Telecom Americas(2)	wireless	96.6%	Global Consolidation Method
Affiliates
- U.S.A	CompUSA	other	49.0%	Equity Method
- U.S.A	Telvista	other	44.2%	Equity Method
(1) Comcel holds directly 36.6% of Occel and America Movil holds indirectly 60.8% of Occel.
(2) Telecom Americas holds an equity participation both, in ATL and Tess of 100% and of around 81.5% both, in Telet and Americel.

Subscribers

America Movil's wireless subscriber base surpassed the 30 million mark, ending the year with 31.6 million subscribers after net additions of 5.6 million in 2002 (a 21.5% increase year-on-year). The company added 1.7 million new customers in the fourth quarter, 65% more than in the previous one. Equity subscribers reached almost 31 million, 6% more than in the previous quarter and over a third higher than a year earlier. It is noteworthy that this figure represents over 97% of the group's total subscriber base.

Telcel gained 716 thousand new customers in the fourth quarter, to finish the year with somewhat more than 20 million subscribers, up 18.3% relative to the prior year. Net subscriber gains in 2002 totaled 3.1 million and accounted for over 55% of America Movil's net additions in the period.

Brazilian subsidiary Telecom Americas came second to Telcel in terms of net subscriber additions in the fourth quarter of the year, with 371 thousand, to reach a total of 5.2 million subscribers. Those additions represented over 40% of the net subscriber gains of Telecom Americas in 2002. Of the four companies that make up Telecom Americas, Americel was the most dynamic one followed by Telet, both on an annual and quarterly basis.
Wireless Subscribers as of December 2002
Thousands
	Total (1)						Equity (3)
Country	Company	4Q02	3Q02	Var.%(2)	4Q01	Var.%(2)	4Q02	3Q02	Var.%(2)	4Q01	Var.%(2)

- Mexico	Telcel	20,067	19,351	3.7%	16,965	18.3%	20,067	19,351	3.7%	16,965	18.3%
- Guatemala	Sercom(4)	628	552	13.7%	420	49.4%	603	521	15.7%	394	52.9%
- Ecuador	Conecel	923	773	19.4%	484	90.8%	744	623	19.4%	296	151.0%
- Colombia	Comcel	2,822	2,577	9.5%	1,885	49.7%	2,700	2,466	9.5%	0	n.m.
- U.S.A.	Tracfone	1,968	1,833	7.4%	1,913	2.9%	1,925	1,793	7.4%	1,872	2.9%
		26,407	25,086	5.3%	21,667	21.9%	26,039	24,754	5.2%	19,528	33.3%

Telecom Americas*
- Brazil	ATL	2,106	2,001	5.2%	1,917	9.9%	2,033	1,931	5.3%	1,300	56.4%
- Brazil	Telet	1,043	971	7.5%	783	33.2%	822	713	15.4%	271	203.1%
- Brazil	Americel	868	748	16.1%	600	44.6%	683	544	25.6%	206	231.6%
- Brazil	Tess	1,175	1,102	6.6%	1,032	13.8%	1,134	1,064	6.7%	470	141.6%
		5,192	4,821	7.7%	4,332	19.9%	4,673	4,251	9.9%	2,908	60.7%

Total(5)		31,600	29,907	5.7%	25,999	21.5%	30,711	29,005	5.9%	22,436	36.9%
* Starting in July 2002, Telecom Americas is part of AMX's subsidiaries.
(1) Includes total subscribers of all companies in which America Movil holds an economic interest.
(2) Variations from 4Q02 with respect to the relevant quarters.
(3) Includes total subscribers weighted by the economic interest held in each company.
(4) Fixed line subscribers of Telgua stand at 803,802. If included in total subscribers, it adds up to 32,404 thousand customers.
(5) 2001 figures do not include CCPR's subscribers and equity subscribers include Comcel as part of Telecom Americas.

In terms of net subscriber additions in the year, Comcel generated 937 thousand making it the second company with more subscriber additions during 2002 as a whole. Ecuadorian subsidiary Conecel exhibited the most rapid rate of subscriber growth in 2002, nearly doubling its subscriber base year-over-year, while Comcel and Sercom (the wireless arm of Telgua) registered similar rates of growth of their subscriber base, at 49.7% and 49.4% respectively on an annual basis. Conecel added 439 thousand subscribers in the year and Sercom 208 thousand, while Tracfone managed to post a gain of 55 thousand subs with a strong performance in the quarter.

In addition to the above, America Movil had 804 thousand wireline subscribers at the end of 2002, of which 89 thousand were obtained during the year.

America Movil Consolidated Results

America Movil generated revenues of 57.5 billion pesos in 2002, 31.4% more than in the previous year, as fourth quarter revenues reached 16.3 billion pesos, up 40.9% year-on-year.

EBITDA totaled 5.8 billion pesos in the quarter, bringing the year's total to 20.8 billion pesos. On an annual basis, this implied a 57.6% rate of growth relative to the previous year. The strong performance of EBITDA came about as revenues outpaced costs on a 1.5 to 1 basis, reflecting among other things the effectiveness of the cost containment policies that have been put in place. The EBITDA margin shot up by 6 percentage points relative to 2001, to 36.2%.
America Movil's Income Statement before Exceptional Items (in accordance with Mexican GAAP)
Millions of Mex$
	4Q02	4Q01	Var.%	Jan-Dec 02	Jan-Dec 01	Var.%

Service Revenues	13,946	9,986	39.7%	50,541	39,896	26.7%
Equipment Revenues	2,328	1,566	48.6%	6,920	3,825	80.9%
Total Revenues	16,275	11,552	40.9%	57,461	43,722	31.4%

Cost of Service	3,343	2,712	23.2%	12,823	10,661	20.3%
Cost of Equipment	3,821	2,247	70.1%	11,589	8,092	43.2%
Selling, General & Administrative Expenses	3,291	2,837	16.0%	12,247	11,766	4.1%
Total Costs and Expenses	10,456	7,796	34.1%	36,660	30,518	20.1%

EBITDA	5,819	3,755	54.9%	20,802	13,203	57.6%
% of Total Revenues	35.8%	32.5%		36.2%	30.2%

Depreciation & Amortization	2,203	1,144	92.6%	8,317	4,732	75.7%

EBIT	3,615	2,611	38.4%	12,485	8,471	47.4%
% of Total Revenues	22.2%	22.6%		21.7%	19.4%

Net Interest Expense	299	-459	n.m.	1,053	-156	n.m.
Other Financial Expenses	295	n.a.	n.m.	1,225	-765	260.1%
Foreign Exchange Loss	-380	-486	21.7%	1,468	367	299.6%
Monetary Result	-1,526	654	-333.5%	-2,762	777	n.m.
Comprehensive Financing Cost (Income)	-1,312	-291	n.m.	984	223	341.8%

Other Income and Expenses	-192	-408	52.9%	-260	10	n.m.
Income & Deferred Taxes	395	1,848	-78.6%	3,283	3,366	-2.5%
Net Income before Minority Interest and Equity	4,725	1,463	222.9%	8,477	4,872	74.0%
Participation in Results of Affiliates

minus

Equity Participation in Results of Affiliates	29	-214	113.8%	1,910	2,677	-28.6%
Minority Interest	-22	-41	46.4%	-134	-215	37.7%

Net Income before Exceptional Items	4,718	1,718	174.6%	6,701	2,411	178.0%
Exceptional Items	2,100	3,286	n.m.	2,100	3,286	n.m.

Net Income	2,617	-1,568	266.9%	4,601	-875	n.m.

*n.m. = not meaningful
*n.a. = not available

In the fourth quarter Telcel contributed slightly more than two thirds of America Movil's revenues and three fourths of its EBITDA, whereas Comcel's share of both revenues and EBITDA was the same, at 7%. Telgua was the second largest provider of EBITDA among America Movil's subsidiaries. It must be noted that in the case of Telecom Americas the seasonal impact on EBITDA was greater than in the other subsidiaries, leading it to account for a lower share of EBITDA in the last quarter than in the previous one (6.7% vs 9.4%).

As regards operating profits, they managed to increase as a percent of revenues, from 19.4% in 2001 to 21.7% in 2002, in which they totaled 12.5 billion pesos. The latter figure exceeded that of the previous year by slightly more than 47%.

Before exceptional items, America Movil registered a net profit of 4.7 billion pesos in the fourth quarter, reflecting not only the strong operational results but also important foreign exchange and monetary gains. This resulted in a total net profit for 2002 of 6.7 billion pesos, 2.8 times greater than the one seen a year before (both before exceptional items).

America Movil registered an impairment charge in the fourth quarter for a total amount of 2.1 billion pesos. The charge, associated with CompUSA, had an impact on net income through its equity participation in the results of affiliates but did not alter the operating results. This exceptional item had the effect of reducing to 2.6 billion pesos the net profit for the fourth quarter and to 4.6 billion pesos the one corresponding to the year 2002.

BALANCE SHEET
America Movil Consolidated
Millions of Mex$
	Dec-02	Dec-01	Var.%		Dec-02	Dec-01	Var.%

Current Assets				Current Liabilities
Cash & Securities	10,602	13,134	-19.3%	Short Term Debt*	10,969	6,663	64.6%
Accounts Receivable	5,302	4,147	27.9%	Accounts Payable	10,141	10,094	0.5%
Other Current Assets	1,895	2,921	-35.1%	Other Current Liabilities	4,667	3,174	47.0%
Inventories	3,008	3,602	-16.5%		25,776	19,932	29.3%
	20,807	23,805	-12.6%

Long-Term Assets
Plant & Equipment	59,812	42,257	41.5%
Investments in Affiliates	3,165	24,769	-87.2%	Long-Term Liabilities
				Long Term Debt	36,128	16,038	125.3%
Deferred Assets				Other Long-Term Liabilities	2,018	2,119	-4.8%
Goodwill (Net)	6,025	4,500	33.9%		38,146	18,156	110.1%
Brands & Licenses (Net)	21,911	2,615	n.m.
Deferred Assets	1,395	0	n.m.	Shareholder's Equity	49,193	59,857	-17.8%

Total Assets	113,115	97,945	15.5%	Total Liabilities and Equity	113,115	97,945	15.5%
* Includes current portion of Long Term Debt
*n.m. = not meaningful

The net debt position of America Movil decreased by 2.7 billion pesos in the quarter, to 36.5 billion pesos. This reduction in net debt took place even after consideration is given to the additional debt that the company took on as it acquired from the Brazilian Government licenses to provide wireless services in three new regions in Brazil (this debt totaled approximately 1.2 billion pesos).

At the end of 2002, America Movil's cash and securities position stood at 10.6 billion pesos and was roughly equal to the amount of short term debt, which attests to the good liquidity position of the company. The ratio of net debt to EBITDA (last twelve months) was 1.75 times at the end of the year.

Following accounting guidelines under both Mexican and US GAAP, a revaluation of assets owned by the Brazilian and Colombian subsidiaries on the basis of market prices led to a downward adjustment in the amount of 4.9 billion pesos in the value of goodwill and a corresponding increase in the value of plant and equipment. Brazilian and Colombian accounting had not corrected for years of inflation and devaluation and this had resulted in misleadingly low values for these assets.

Telcel

In December, America Movil's largest subsidiary surpassed the 20 million-subscriber mark, as it added 716 thousand subscribers in the fourth quarter, including 38 thousand new postpaid clients. Telcel's GSM subscriber base reached over 500 thousand at the end of the year, even though the commercial launching of the new network just began on October 1st.

Total revenues for the year stood at 40.8 billion pesos, almost 20% above those of the previous year, with service revenues increasing roughly in line with subscriber growth. Revenues during the last three months of the year amounted to 11 billion pesos and were 5.8% higher quarter-on-quarter and 20.3% on an annual basis. ARPUs rose for the third consecutive quarter: both the prepaid and the postpaid ARPU were up approximately 2%. In the case of the former one, they were supported by a 10.7% jump in MOUs.

EBITDA added up to 15.7 billion pesos during 2002, a 29.5% increase relative to the year before, with its respective margin increasing by almost 3 percentage points, to 38.5%. This increment reflects a more efficient operation, helped by good cost control policies.
INCOME STATEMENT (in accordance with Local GAAP)
Telcel
Millions of Mex$
	4Q02	4Q01	Var.%	Jan-Dec 02	Jan-Dec 01	Var.%

Service Revenues	9,433	7,862	20.0%	35,619	31,018	14.8%
Equipment Revenues	1,661	1,363	21.9%	5,169	3,089	67.3%
Total Revenues	11,094	9,224	20.3%	40,789	34,107	19.6%

Cost of Service	2,328	1,796	29.6%	9,112	7,624	19.5%
Cost of Equipment	2,554	1,860	37.3%	8,062	6,083	32.5%
Selling, General & Administrative Expenses	1,922	2,377	-19.1%	7,914	8,274	-4.3%
Total Costs & Expenses	6,804	6,033	12.8%	25,088	21,981	14.1%

EBITDA	4,290	3,192	34.4%	15,700	12,126	29.5%
%	38.7%	34.6%		38.5%	35.6%

Depreciation & Amortization	1,058	634	66.8%	3,834	2,580	48.6%

EBIT	3,232	2,557	26.4%	11,867	9,546	24.3%
%	29.1%	27.7%		29.1%	28.0%

During the fourth quarter, the EBITDA margin almost mirrored that of the year, in spite of the strong seasonality of sales, which typically results in reduced EBITDA margins in the last quarter.

The operating profit rose by 24.3% in 2002, to 11.9 billion pesos; 3.2 billion pesos were generated in the last three months, representing in both cases 29.1% of total revenues.

Telcel's churn hit a high of 4.1% in the fourth quarter. This churn rate is effectively a "loss" factor associated with the dynamics of past subscriber growth and current economic activity. It is expected that in 2003 the churn rate will be lower than during 2002.

Telcel's Operating Data

	4Q02	3Q02	Var. %*	4Q01	Var. %*
Licensed Pops (millions)	102	101	0.4%	100	1.6%
Subscribers (thousands)	20,067	19,351	3.7%	16,965	18.3%
Postpaid	1,342	1,304	3.0%	1,160	15.8%
Prepaid	18,724	18,047	3.8%	15,806	18.5%
MOU	72	67	7.8%	67	7.7%
Postpaid	321	317	1.5%	290	10.8%
Prepaid	54	49	10.7%	47	15.2%
ARPU (Mex$)**	160	157	2.1%	156	2.3%
Postpaid	952	934	1.9%	927	2.7%
Prepaid	103	101	2.0%	97	5.8%
Churn (%)	4.1%	3.7%		3.1%
* Percentage change of 4Q02 relative to 3Q02 and 4Q01
** ARPUs excluding equipment revenues
*** Churn = quarterly in monthly basis

Telgua

America Movil's Guatemalan subsidiary increased its wireless subscriber base by almost 50% annually in 2002, reaching 628 thousand subscribers at the end of December. The number of fixed lines rose by 89 thousand in the year, to 804 thousand.

The year's revenues came in at 456 million dollars, slightly below those registered the previous year (-1.4%), on account of two things: 1) the increase in revenues from wireless services and public telephony did not fully match the decline in revenues brought about by the reduction of long distance rates applicable to both incoming and outgoing calls; and 2) the booking at the end of last year of certain extraordinary revenues resulting from the settlement of a legal dispute.

INCOME STATEMENT (in accordance with Local GAAP)
Telgua
Millions of US$
	4Q02	4Q01	Var.%	Jan-Dec 02	Jan-Dec 01	Var.%

Service Revenues	114	118	-3.4%	440	447	-1.5%
Equipment Revenues	6	4	43.6%	16	16	0.8%
Total Revenues	120	122	-1.7%	456	462	-1.4%

Cost of Service	13	12	10.5%	47	46	2.6%
Cost of Equipment	13	8	61.4%	38	36	3.6%
Selling, General & Administrative Expenses	41	27	52.1%	131	120	8.4%
Total Costs & Expenses	67	47	43.2%	215	202	6.3%

EBITDA	53	75	-29.7%	241	260	-7.4%
%	44.1%	61.6%		52.8%	56.3%

Depreciation & Amortization	27	35	-24.9%	110	106	3.7%

EBIT	26	40	-33.9%	131	154	-15.1%
%	21.9%	32.6%		28.7%	33.3%

The year's EBITDA, at 241 million dollars, was down 7.4% relative to 2001. For the most part this reduction had to do with Telgua implementing in the fourth quarter a more conservative policy regarding accounts receivable and equity investments. Charges in connection with these concepts amounted to 11 million dollars in the quarter. Telgua's operating profits for 2002 stood at 131 million dollars and were equivalent to 28.7% of sales.

It is of interest to note that the share of Sercom in Telgua's revenues and EBITDA continued to increase in 2002. In the case of revenues, Sercom's contribution rose from 18% the year before to 20%; in the case of EBITDA, from 10% to 14%.
Sercom's Operating Data

	4Q02	3Q02	Var. %*	4Q01	Var. %*
Licensed Pops (millions)	12	12	0.3%	12	1.5%
Subscribers (thousands)	628	552	13.7%	420	49.4%
Postpaid	61	51	21.0%	49	24.4%
Prepaid	566	501	13.0%	371	52.7%
MOU	216	227	-4.7%	218	-0.7%
Postpaid	466	447	4.2%	316	47.6%
Prepaid	188	206	-8.4%	202	-6.9%
ARPU (US$)**	15	15	2.3%	16	-8.2%
Postpaid**	36	41	-13.3%	39	-9.3%
Prepaid**	13	12	5.0%	13	0.4%
Churn (%)	1.1%	1.6%		2.1%
* Percentage change from 4Q02 relative to 3Q02 and 4Q01
** ARPU calculated under new methodology

Telecom Americas

Telecom Americas' subscriber base reached 5.2 million subscribers at the end of the year, an increase of 371 thousand clients compared to the previous quarter. On an annual basis the companies' combined subscriber base grew 20%, led by Americel and Telet which showed the highest growth rates amongst the companies, 45% and 33%, respectively.

INCOME STATEMENT (in accordance with Local GAAP)
Telecom Americas
Millions of R$
	4Q02	4Q01	Var.%	Jan-Dec 02	Jan-Dec 01	Var.%

Service Revenues	457	395	15.9%	1,727	1,512	14.2%
Equipment Revenues	123	97	26.3%	326	282	15.7%
Total Revenues	580	492	17.9%	2,053	1,794	14.5%

Cost of Service	115	102	12.5%	450	402	11.9%
Cost of Equipment	183	151	21.3%	477	442	8.0%
Selling, General & Administrative Expenses	145	139	4.3%	512	564	-9.2%
Total Costs & Expenses	443	392	13.0%	1,440	1,409	2.2%

EBITDA	137	100	37.3%	613	385	59.1%
%	23.6%	20.3%		29.9%	21.5%

Depreciation & Amortization	167	153	9.0%	645	577	11.8%

EBIT	-30	-54	43.4%	-32	-192	83.4%
%	-5.2%	-10.9%		-1.6%	-10.7%
Exchange Rates R$/US$ End of Period and Avg. 4Q02: $ 3.54 and $ 3.61, respectively.

Total combined revenues for the year exceeded 2 billion reais (685 million dollars) and were up 14.5% compared to the previous year, with service revenues growing roughly at the same rate, slightly below that of subscriber growth. The fourth quarter revenues (580 million reais) increased by 16.4% sequentially and by 17.9% annually. Prepaid ARPUs were up 3.0% in the quarter while the churn rate came down from 2.2% to 1.9%; MOUs rose across the board.

2002 EBITDA came in at 613 million reais (205 million dollars), 59.1% higher than in the previous year, as revenues outpaced costs almost 7 to 1. This resulted among other things from the successful cost-reduction measures implemented in the four companies, which enabled them to continue to grow while maintaining practically the same cost base. This translated into an EBITDA margin expansion of 8.4 percentage points in the year, to 29.9%.

Telecom Americas' Operating Data

	4Q02	3Q02	Var. %*	4Q01	Var. %*
Licensed Pops (millions)**	110	60	82.2%	60	83.1%
Subscribers (thousands)	5,192	4,821	7.7%	4,332	19.9%
Postpaid	800	757	5.7%	686	16.7%
Prepaid	4,392	4,064	8.1%	3,647	20.4%
MOU	96	94	2.8%	109	-11.6%
Postpaid	213	206	3.3%	210	1.3%
Prepaid	74	73	2.0%	90	-16.9%
ARPU (R$)	32	31	0.9%	31	2.8%
Postpaid	84	87	-3.0%	72	16.2%
Prepaid	22	21	3.0%	23	-4.7%
Churn (%)	1.9%	2.2%		2.0%
* Percentage change from 4Q02 relative to 3Q02 and 4Q01
** 4Q02 figure includes the population covered with the new licenses bought in Brazil

Fourth quarter EBITDA declined sequentially to 137 million reais, due to the strong seasonality of handset sales and net subscriber gains in Brazil which resulted in increased subscriber acquisition costs in the quarter (over 43% of the net subscriber gains of the year took place in the last quarter). Yet, on an annual basis it rose by 37.3% and presented a margin improvement of 3.3 percentage points relative to 2001.

In 2002 Telecom Americas was nearly breakeven in terms of its operating balance. The small loss registered in the year was equivalent to only 1.6% of revenues, and represented an 83.4% improvement over the previous year.

Comcel

Comcel, in Colombia, ended 2002 with 2.8 million subscribers, almost 50% more than a year earlier, having gained 937 thousand in the period; 245 thousand subscribers were added in the fourth quarter.

Revenues for the year were also up nearly 50%, to 1.0 trillion Colombian pesos, with service revenues expanding by 58.9%. At nearly 300 billion Colombian pesos, fourth quarter revenues presented a 5.7% increase sequentially and 31.1% annually.
INCOME STATEMENT (in accordance with US GAAP)
Comcel
Billion of COP$
	4Q02	4Q01	Var. %	Jan-Dec 02	Jan-Dec 01	Var. %

Service Revenues	265	176	51.0%	939	591	58.9%
Equipment Revenues	18	40	-55.2%	68	85	-20.3%
Total Revenues	284	216	31.1%	1,006	675	49.0%

Cost of Service	46	33	38.1%	172	125	38.2%
Cost of Equipment	64	85	-24.5%	244	200	22.4%
Selling, General & Administrative Expenses	69	73	-5.5%	260	230	13.2%
Total Costs & Expenses	180	192	-6.3%	677	554	22.1%

EBITDA	104	24	327.1%	330	121	171.9%
%	36.6%	11.2%		32.8%	18.0%

Depreciation & Amortization	66	60	9.3%	238	207	15.2%

EBIT	38	-36	204.3%	91	-86	206.6%
%	13.3%	-16.7%		9.1%	-12.7%
Exchange Rates CoP$/US$ End of Period and Avg. 4Q02: $ 2,866.97 and $2,810.81, respectively.
*n.m. = not meaningful

With more efficiency and scale, EBITDA soared to 330 billion Colombian pesos, and was 2.7 times greater than the one registered the year before. The EBITDA margin jumped to 32.8%, from 18.0% in 2001.

Comcel generated a 91 billion Colombian pesos operating profit during 2002, in contrast with the 86 billion loss registered during the prior year. During the fourth quarter, the operating profit stood at 38 billion Colombian pesos, a 36.4% increase sequentially, and was equivalent to 13.3% of total revenues.
Comcel's Operating Data

	4Q02	3Q02	Var. %*	4Q01	Var. %*
Licensed Pops (millions)	35	35	0.4%	35	0.3%
Subscribers (thousands)	2,822	2,577	9.5%	1,885	49.7%
Postpaid	896	755	18.6%	433	106.8%
Prepaid	1,926	1,822	5.7%	1,451	32.7%
MOU	83	77	7.8%	88	-5.7%
Postpaid	237	228	4.1%	318	-25.5%
Prepaid	16	16	-1.4%	22	-30.4%
ARPU (COP$)**	33,380	35,147	-5.0%	33,697	-0.9%
Postpaid**	83,421	89,195	-6.5%	112,197	-25.6%
Prepaid**	11,610	12,909	-10.1%	11,282	2.9%
Churn (%)	2.1%	1.8%		2.7%
* Percentage change from 4Q02 relative to 3Q02 and 4Q01
** ARPU calculated under new methodology

Conecel

America Movil's Ecuadorian unit displayed the best subscriber growth among the subsidiaries in relative terms, increasing its subscriber base by 90.8% annually and by 19.4% sequentially, to 923 thousand subscribers at the end of December.

Total revenues for the year were 127 million dollars, a 57% increment year-over-year, led by an important expansion of both service and equipment revenues. In the last quarter, revenues stood at 38 million dollars, having risen by 15% sequentially and almost 51% annually. Although traffic and service revenues have shown a steady increase, rapid subscriber growth has led to a reduction of these figures on a per-user basis.

EBITDA for 2002 amounted to 44 million dollars, almost double the figure of the previous year, in spite of the company's strong subscriber growth. It represented 34.8% of total revenues, which denotes a margin improvement of 5.6 percentage points relative to the previous year. As regards the fourth quarter EBITDA, it increased 14% quarter-over-quarter and 86.3% on an annual basis.

The year's operating balance exhibited a turnaround, going from a 1 million dollar loss in 2001 to a 16 million dollar profit during 2002. The EBIT margin stood at 16.5% in the quarter and 12.8% in the year.
INCOME STATEMENT (in accordance with Local GAAP)
Conecel
Millions of US$
	4Q02	4Q01	Var.%	Jan-Dec 02	Jan-Dec 01	Var.%

Service Revenues	32	22	44.0%	110	74	49.1%
Equipment Revenues	6	3	97.8%	17	7	130.7%
Total Revenues	38	25	50.8%	127	81	56.5%

Cost of Service	5	3	39.7%	17	14	24.7%
Cost of Equipment	8	5	58.9%	23	13	70.6%
Selling, General & Administrative Expenses	12	10	25.2%	43	30	41.6%
Total Costs & Expenses	25	18	37.0%	83	58	44.1%

EBITDA	13	7	86.3%	44	24	86.4%
%	34.6%	28.0%		34.8%	29.2%

Depreciation & Amortization	7	6	12.0%	28	25	12.8%

EBIT	6	1	n.m.	16	-1	n.m.
%	16.5%	3.7%		12.8%	-1.3%
*n.m. = not meaningful

Conecel's Operating Data

	4Q02	3Q02	Var. %*	4Q01	Var. %*
Licensed Pops (millions)	12	12	1.1%	13	-3%
Subscribers (thousands)	923	773	19.4%	484	90.8%
Postpaid	77	75	2.6%	66	16.3%
Prepaid	846	698	21.3%	418	102.6%
MOU	56	60	-7.2%	67	-16.8%
Postpaid	225	219	2.5%	211	6.5%
Prepaid	39	42	-6.6%	44	-10.7%
ARPU (US$)	11	12	-9.3%	14	-21.9%
Postpaid	48	47	1.9%	46	4.3%
Prepaid	7	8	-9.1%	9	-15.8%
Churn (%)	3.3%	3.3%		3.3%
* Percentage change from 4Q02 relative to 3Q02 and 4Q01

Tracfone

Tracfone's subscriber base, at nearly 2 million at the end of 2002, grew 7.4% relative to September (net additions of 135 thousand). This enabled Tracfone's total number of subscribers to increase by almost 3% in the year. It is to be noted that Tracfone's churn rate has gone down significantly, from 7.9% during the last quarter of 2001 to 4.5% during the same period of 2002.

Total revenues for the year stood at 413 million dollars. This figure reflects, among other things, a change in the revenue-deferment policy that is being put in place since September, meant to ensure that the concept of revenues mirrors more closely the actual consumption levels of the prepaid cards sold by Tracfone. It is expected that the change in policy will result in a one time adjustment to revenues once it is completed and will not affect them from that point. The impact of this policy change on revenues was a reduction of 21.2 million dollars in the quarter.

INCOME STATEMENT (in accordance with US GAAP)
TracFone
US$ millions
	4Q02	4Q01	Var.%	Jan-Dec 02	Jan-Dec 01	Var.%

Airtime Revenue	77	84	-8.6%	351	375	-6.5%
Phone Revenue	13	14	-4.4%	62	52	19.2%
Total Revenue	90	98	-8.0%	413	427	-3.3%

Airtime Cost	23	36	-35.3%	146	158	-7.3%
Phone Cost	31	36	-11.5%	139	184	-24.1%
Gross Profit	35	26	34.6%	127	85	48.7%
Gross Profit - Airtime	53	48	11.7%	204	217	-5.9%

Selling, General & Administrative Expenses	27	41	-35.8%	116	186	-37.9%
Acquisition Costs	9	5	66.7%	21	35	-41.6%

EBITDA	0	-20	99.6%	-9	-136	93.2%
%	-0.1%	-21.0%		-2.2%	-31.9%

Depreciation & Amortization	4	5	-19.4%	16	14	15.5%

EBIT	-4	-26	83.2%	-25	-150	83.0%
%	-4.8%	-26.4%		-6.2%	-35.2%
* For comparison purposes certain reclassifications of 2001 amounts have been made to conform to the 2002 financial statement presentation.

In addition to the above, revenues increased by 4.8 million dollars in the quarter on account of the release of excess reserves associated with the payment of local taxes. Without these changes, revenues would have been 106.5 million dollars in the last quarter and 429.5 million dollars in the year as a whole. This would have implied that ARPUs remained stable in the quarter and that quarterly revenues increased 8.7% year-on-year.

The change in revenue-deferment policy also brought about a reduction of 9.1 million dollars in the cost of sales: both revenues and costs of sales have to track the consumption levels of the prepaid cards.

Tracfone continued to improve its operating performance. EBITDA for the quarter, which was virtually zero after the enactment of the policy changes and the liberation of the reserve mentioned above, would have been 7.3 million dollars in their absence, resulting in an operating profit in the quarter, for the first time ever, of 3.3 million dollars.

The magnitude of the improvement that has taken place in Tracfone's operations can be seen in the fact that it turned practically EBITDA breakeven after having had an EBITDA loss of 136 million dollar in 2001. Tracfone managed to end 2002 with a positive cash flow and more subscribers.
Tracfone's Operating Data

	4Q02	3Q02	Var. %*	4Q01	Var. %*
Licensed Pops (millions)	276	275	0.2%	275	0.4%
Subscribers (thousands)	1,968	1,833	7.4%	1,913	2.9%
MOU	47	45	3.8%	40	18.3%
ARPU (US$)**	16	16	0.6%	18	-12.0%
Churn (%)	4.5%	5.5%		7.9%
* Percentage change from 4Q02 relative to 3Q02 and 4Q01
** 4Q02 ARPU before the enactment of changes to the deferred income policy

For further information please visit our website at:

Legal Disclaimer

America Movil, S.A. de C.V. (the "Company") quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.